Exhibit 99.1
RANDGOLD RESOURCES LIMITED
Incorporated in Jersey, Channel Islands
Reg. No. 62686
LSE Trading Symbol: RRS
Nasdaq Trading Symbol: GOLD
STRONG ALL-ROUND PERFORMANCE DELIVERS PRODUCTION AND PROFIT GROWTH
London, 4 August 2011 — Randgold Resources boosted gold production for the three months to June by 33% quarter on quarter and 97% on the corresponding quarter in 2010 on the back of a record all-round performance and contributions from its new Tongon and Gounkoto mines.
The increased production of 184 711 ounces and the sale of gold held back at Tongon in the previous quarter pushed profit for the period to US$128.4 million, up 180% quarter on quarter and 253% on Q2 2010. For the second quarter in a row, cash operating costs per ounce were reduced significantly, from US$677 in Q1 to US$579, reflecting the improved group production mix resulting from the ramp-up of Tongon and the start-up of the Gounkoto mine.
Chief executive Mark Bristow said the work Randgold had done last year to consolidate its growth platform and build its value creation capacity was delivering the desired results. “With all the fundamentals in place and performing to plan, we’re confident that the positive trends on production, profit and costs will be sustained in the third and fourth quarters and consequently the company will comfortably be within its guidance for the year,” he said. “It’s also worth noting that our net cash position has improved, and that we are building our capital resources despite considerable capex demands.”
During the past quarter the Loulo plant started processing ore from the nearby Gounkoto mine and the complex produced 79 639 ounces for the period. The Yalea underground development at Loulo has accessed the high grade ‘purple patch’ while the Gara underground development has intersected the main orebody. Bristow said despite a series of difficulties, Yalea had come a long way in the past 18 months and was showing a consistent improvement. “There’s still a lot to do in terms of establishing the stopes and building up production, but importantly, having exposed the first of the high grade part of the Yalea orebody, we can see that it is everything we expected,” he said.
Gounkoto, which progressed from discovery to production in just 30 months, brings flexibility and is expected to contribute to an improving production trend over the next few quarters. It is intended to be held by a company separate from Loulo, but with the same ownership, and negotiations with the state of Mali regarding a separate mining permit and convention with its own fiscal parameters are underway.
At Tongon, mill throughput was significantly ramped up for production of 80 180 ounces. The first phase of the secondary and tertiary crushing circuits has been commissioned and the second stream will be commissioned in the third quarter to allow for the treatment of hard rock in line with the mine plan. The mine expects to be connected to the national electricity grid during this quarter, which will significantly reduce its power cost.
With the situation in Côte d’Ivoire returning to normal, Tongon was able to sell all its gold on hand from the previous quarter. Bristow said Randgold was very impressed by the speed, efficiency and determination with which the new government was acting to get back to business as usual.
The Morila joint venture, now a retreatment operation, continued to function smoothly with production of 62 230 ounces, slightly ahead of plan.
At the Kibali project in the DRC, preconstruction has started and the mining, processing and power plans are scheduled for finalisation in the current quarter. The relocation of villages from the site to a new model town is also underway, and more than 50 families have already been moved at the rate of three families per day. In the meantime, infill and step out drilling on the main KCD deposit has confirmed its down plunge as well as highlighting the potential for further reserve growth.

“Looking ahead at the rest of the year, our immediate priority is to complete the expansion of the Loulo complex and to settle its production at the planned level. After that, we’ll be able to focus our full attention on the development of Kibali,” Bristow said.

RANDGOLD RESOURCES ENQUIRIES:
Chief Executive	Financial Director	Investor & Media Relations
Mark Bristow	Graham Shuttleworth	Kathy du Plessis
+44 788 071 1386	+44 1534 735 333	+44 20 7557 7738
+44 779 775 2288	+44 779 771 1338	Email: randgoldresources@dpapr.com
Website: www.randgoldresources.com
REPORT FOR THE SECOND QUARTER AND SIX MONTHS ENDED 30 JUNE 2011
KEY PERFORMANCE INDICATORS
•	Profits up 180% quarter on quarter and 253% on Q2 prior year
•	Production up 33% quarter on quarter and 97% on Q2 prior year
•	EPS for the first six months up 188% compared to prior year period
•	Gounkoto pours first gold
•	Tongon posts strong profits after robust production and sale of gold on hand
•	Loulo underground development reaches high grade zone at Yalea and opens up stopes at Gara
•	Kibali drill holes confirm down plunge of KCD and continue to highlight potential for reserve growth
•	Kibali relocation begins, paving way for construction startup
Randgold Resources Limited (‘Randgold’) had 91.2 million shares in issue at 30 June 2011
SUMMARISED FINANCIAL INFORMATION

	Quarter	Quarter	Quarter	6 months	6 months
	ended	ended	ended	ended	ended
	30 Jun	31 Mar	30 Jun	30 Jun	30 Jun
US$000	2011	2011	2010	2011	2010

Gold sales*	321 655	186 510	103 411	508 165	226 514

Total cash costs*	137 450	101 390	62 466	238 840	131 995

Profit from mining activity*	184 205	85 120	40 945	269 325	94 519

Exploration and corporate expenditure	12 226	10 286	10 137	22 512	22 991

Profit for the period	128 420	45 942	36 369	174 362	60 263

Profit attributable to equity shareholders	113 308	41 494	34 376	154 802	53 125

Net cash generated from operations	205 103	84 849	40 966	289 952	59 699

Cash and cash equivalents	405 632	352 264	487 164	405 632	487 164

Gold on hand at period end#	6 710	47 824	5 992	6 710	5 992

Group production (oz)+	184 711	139 403	93 880	324 114	206 543

Group sales (oz)+	213 206	136 267	93 191	349 473	204 034

Group total cash costs per ounce*+ (US$)	645	744	670	683	647

Group cash operating costs per ounce*+ (US$)	579	677	608	617	583

Basic earnings per share (US$)	1.24	0.46	0.38	1.70	0.59

*	Refer to explanation of non-GAAP measures provided, including the changes in the basis of the measurement of costs per ounce.

+	Randgold consolidates 100% of Loulo, Gounkoto and Tongon and 40% of Morila.

#	Gold on hand represents gold in doré at the mines multiplied by the prevailing spot gold price at the end of the period.
COMMENTS
Gold sales for the quarter increased by 72% from the previous quarter due primarily to an increase in production across all the group’s operations as well as the sale of gold on hand at Tongon carried over from the previous quarter. Ounces of gold sold rose by 56% while the average gold price received increased by 10% quarter on quarter to US$1 509/oz. Gold sales rose by 211% compared to the corresponding quarter in 2010, principally due to a 129% increase in ounces sold, largely as a result of the Tongon mine starting production and the sale of all gold on hand, as well as the average gold price received in the current quarter being 36% higher than the same quarter in 2010.
Cash operating costs per ounce reduced significantly from US$677/oz in the first quarter 2011 to US$579/oz in the current quarter. This is also lower than the corresponding quarter in 2010. The decrease in costs per ounce reflects the change in the production mix of the business with the ramp up of production from Tongon, and new production from Gounkoto, where processing of ore started in June. The cost of mining per ounce was lower at Tongon and Gounkoto than at Loulo and Morila which reduced the average group costs per ounce. Total cash costs for the group were 36% higher than the previous quarter and up 120% from the corresponding quarter in 2010 because of the higher production levels and the increase in fuel and reagent prices during the period. Costs relating to the unsold doré at Tongon in the prior quarter are included in the current quarter as these ounces were sold during this quarter.
Profit from mining rose by 116% to US$184.2 million in the current quarter (Q1: US$85.1 million) and by 350% when compared to the corresponding quarter in 2010, principally due to the increased scale of operations at Tongon, including the sale of the previous gold on hand and boosted by the higher gold price received.
Exploration and corporate expenditure of US$12.2 million in the current quarter represented a 19% increase from the previous quarter, mainly as a result of increases in employee costs and additional consultancy charges.
Other expenses of US$5.0 million in the current quarter and other income of US$2.2 million in the previous quarter mainly reflect operational foreign exchange differences as a result of settling invoices in currencies other than the US dollar, as well as the translation of balances denominated in currencies such as the euro, rand and Canadian dollar to the closing US dollar rate.
Income tax for the quarter increased by 64% compared to the prior quarter and by 265% compared to the corresponding quarter of 2010 as a result of increased production, sales and profits at both Loulo and Morila. Tongon benefits from a 5 year corporate tax holiday which will expire at the end of 2015.
Profit for the quarter of US$128.4 million increased by 180% quarter on quarter and by 253% from the corresponding quarter in 2010. Similarly, basic earnings per share rose to US$1.24, a 170% increase on the previous quarter and 226% on the corresponding quarter of 2010. The increases reflect the higher sales and increased margins, as noted above.
OPERATIONS
LOULO-GOUNKOTO COMPLEX
During the quarter, the Loulo mine started processing ore from the group’s adjoining Gounkoto mine under a toll treatment agreement. The results below reflect the operations of the Loulo-Gounkoto mining complex. Individual results for each mine are shown below the combined results.
The Loulo-Gounkoto complex produced 79 639 ounces of gold at a total cash cost of US$839/oz, compared to 62 149 ounces at US$959/oz in the previous quarter. The increase in production was mainly attributable to the processing of higher grade Gounkoto ore, which started early in June. Total cash costs per ounce decreased by 13% quarter on quarter as a result of the higher grade ore processed, partially offset by higher fuel prices on the back of the increase in the crude oil price during the quarter, increases in reagent prices and higher royalties. Also included in cash cost was an impairment charge of US$3.2 million relating to the MDM liquidation which was previously reflected in debtors, but is now considered to be irrecoverable. The average gold price received during the quarter was US$1 508/oz, a 10% increase on the previous quarter (Q1 2011: US$1 366/oz). The higher gold production and lower cash costs per ounce resulted in an increase in profits from mining of 87% to US$51.4 million (Q1 2011: US$27.5 million).
Tonnes milled increased to 951kt during the quarter but this was offset by lower recovery, partially as a result of ore fractions rejected from the mill. As previously reported, these scats are being stockpiled (without any inventory cost) and will most likely be processed later in the life of mine, but are not included in resources. The introduction of the additional mill at Loulo, scheduled to be completed by the end of the year, is designed to eliminate the scats rejects.
During the quarter, one Lost Time Injury (LTI) was recorded relating to a fall incident. The Lost Time Injury Frequency Rate (LTIFR) was 0.73 per million hours worked compared to 4.68 for the previous quarter, a significant improvement following remedial action undertaken by management.

LOULO-GOUNKOTO COMPLEX RESULTS
	Quarter	Quarter	Quarter	6 months	6 months
	ended	Ended	ended	ended	ended
	30 Jun	31 Mar	30 Jun	30 Jun	30 Jun
	2011	2011	2010	2011	2010

Mining
Tonnes mined (000)	9 024	7 772	10 771	16 796	21 151
Ore tonnes mined (000)	1 119	538	1 246	1 657	2 439

Milling
Tonnes processed (000)	951	891	712	1 842	1 506
Head grade milled (g/t)	3.0	2.5	3.4	2.8	3.5
Recovery (%)	86.2	86.8	91.4	86.5	92.2
Ounces produced	79 639	62 149	70 385	141 788	158 010
Ounces sold	76 706	67 685	69 072	144 391	155 501
Average price received+ (US$/oz)	1 508	1 366	1 078	1 442	1 096
Cash operating costs* (US$/oz)	752	879	618	812	594
Total cash costs* (US$/oz)	839	959	677	895	656
Gold on hand at period end# (US$000)	5 683	2 285	5 992	5 683	5 992

Profit from mining activity* (US$000)	51 355	27 526	27 683	78 881	68 343

Gold sales* (US$000)	115 710	92 439	74 438	208 149	170 375

+	Includes the impact of 17 588 ounces delivered at US$498/oz in the quarter ended 30 June 2010. There is no impact of hedge positions on the group during the current year as the group is now fully exposed to the spot gold price on all gold sales following the completion of the Loulo hedge programme in the fourth quarter of 2010.

*	Refer to explanation of non-GAAP measures provided, including the change in the basis of the measurement of costs per ounce.

#	Gold on hand represents gold in doré at the mines multiplied by the prevailing spot gold price at the end of the period.

LOULO MINE STAND-ALONE RESULTS
	Quarter	Quarter	Quarter	6 months	6 months
	Ended	ended	ended	ended	ended
	30 Jun	31 Mar	30 Jun	30 Jun	30 Jun
	2011	2011	2010	2011	2010

Mining
Tonnes mined (000)	4 609	5 394	10 771	10 003	21 151
Ore tonnes mined (000)	725	475	1 246	1 200	2 439

Milling
Tonnes processed (000)	871	891	712	1 762	1 506
Head grade milled (g/t)	2.7	2.5	3.4	2.6	3.5
Recovery (%)	86.0	86.8	91.4	86.4	92.2
Ounces produced	65 578	62 149	70 385	127 727	158 010
Ounces sold	62 645	67 685	69 072	130 330	155 501
Average price received+ (US$/oz)	1 507	1 366	1 078	1 434	1 096
Cash operating costs* (US$/oz)	858	879	618	869	594
Total cash costs* (US$/oz)	945	959	677	952	656
Gold on hand at period end# (US$000)	5 683	2 285	5 992	5 683	5 992

Profit from mining activity* (US$000)	35 237	27 526	27 683	62 763	68 343

Gold sales* (US$000)	94 426	92 439	74 438	186 865	170 375

Randgold owns 80% of Loulo with the State of Mali owning 20%. The State’s share is not a free carried interest. Randgold has funded the State portion of the investment in Loulo by way of shareholder loans and therefore controls 100% of the cash flows from Loulo until the shareholder loans are repaid.
Randgold consolidates 100% of Loulo and shows the non-controlling interest separately.

+	Includes the impact of 17 588 ounces delivered at US$498/oz in the quarter ended 30 June 2010. There is no impact of hedge positions on the group during the current year as the group is now fully exposed to the spot gold price on all gold sales following the completion of the Loulo hedge programme in the fourth quarter of 2010.

*	Refer to explanation of non-GAAP measures provided, including the change in the basis of the measurement of costs per ounce.

#	Gold on hand represents gold in doré at the mines multiplied by the prevailing spot gold price at the end of the period.
Yalea underground mine
During the quarter, a total of 2 155 metres of development was completed and 78 113 tonnes of ore at a grade of 4.09g/t was hauled to surface. Total development for the project to date is now 19 308 metres.
The Yalea declines have now advanced to a distance of 2 139 metres from surface and a vertical depth of 341 metres.
Overall development has steadily improved during the year and the second quarter showed an improvement of 286 metres against the first quarter. During the quarter the 113 Level Crusher 2 was commissioned.
The mine has continued to work on its geotechnical issues and revised mine layout as reported at the beginning of the year. It has taken longer than expected to ameliorate the problems related to the opening up of the succession block and further development is required on 113 Level before stoping can commence in that area, expected later this month.
The development at Yalea pit decline section continued to perform well with some 694 metres advanced during the quarter. This included development on ore, footwall drives and a new access drive to ore. The decline is expected to hole into the Yalea mine in August, thereby providing an additional intake airway. Preparation of the first stope off this decline is expected to begin in November. Yalea underground development intersected the high grade ‘Purple Patch’ ore at 188 Level early in July. The central spiral decline in this area is expected to reach the 208 Level access ramp during the third quarter.
Detailed designs of the mine stoping layout, development layout, the paste back fill plant and fill reticulation are continuing and are expected to be completed by the end of the third quarter.
Gara underground mine development
During this quarter, a total of 1 529 metres of development was completed. The Gara declines have now advanced to a distance of 1 108 metres and a vertical depth of 280 metres. Overall development increased by 333 metres compared to the previous quarter.
The first ore was intersected at 40 Level and the second ore drive at 65L has now been reached.
The new return airway from the pit holed at the end of the quarter. This is part of the second phase ventilation strategy to provide additional ventilation for the deeper part of the mine as the development advances.
GOUNKOTO
Following the successful completion of the feasibility study in the fourth quarter last year, work at Gounkoto continued at pace during the current quarter. In mid-May, the Malian mining authorities visited the site, signed off on the feasibility study and inspected the infrastructure under construction. A company separate from the Loulo company (Somilo SA) has been created, namely Gounkoto SA, with the same ownership structure as Loulo, with Randgold Resources holding 80% and the State of Mali 20%. A separate mining permit and convention have been applied for by Gounkoto SA, based on the same fiscal regime applicable to Somilo, including five years’

exoneration from corporate income tax. Negotiations are ongoing with the State of Mali in this regard, and the results of the group have been prepared on this basis.
As noted earlier in this report, toll treating of the ore from Gounkoto through the Loulo plant, about 30 kilometres away, started during the quarter and the first production was recorded in June, as reflected in the table below.
Open pit mining operations are now fully functioning, 24 hours a day, seven days a week. The hauling activities suffered setbacks from contractor truck availability at Loulo. However, the mine’s own fleet is expected to be on site during the fourth quarter. The new fleet for the mining contractor is now on site along with the new simulator modules for training.
Despite the heavy rains experienced at the end of the second quarter, all the infrastructure (diversion dams and flood berms) developed to manage the water around the open pit was completed and performed as planned. In addition, the haul road to Loulo has been established and the water control measures (bridges and culverts) are in place, with the final wearing course on the road itself scheduled to be completed during the third quarter.
A relocated Faraba village has been constructed and is now fully occupied by the people affected. Community meetings are taking place on a regular basis to ensure critical community issues are addressed timeously.
The civil foundations to receive the Sandvik crushing equipment are progressing well. Interim crushing facilities (a mobile crushing unit with 300t/h capacity) are in place to address short term crushing needs as the mining moves into more competent material. The permanent crushing facilities are expected to be completed and available in the fourth quarter.
The upgrade to the Loulo plant is also progressing well. Additional power generation units are being installed, which will supply the Gounkoto mine as well as the new mill at Loulo. Foundations and civil work for the third mill are well advanced. Overall the project remains on track for completion at the end of the fourth quarter.
Work has continued on the updated underground scoping study with additional drilling completed, as highlighted in the exploration section of this report.

GOUNKOTO MINE STAND-ALONE RESULTS
	Quarter	Quarter	6 months	6 months
	ended	ended	ended	ended
	30 Jun	31 Mar	30 Jun	30 Jun
	2011	2011	2011	2010

Mining
Tonnes mined (000)	4 415	2 378	6 793	—
Ore tonnes mined (000)	394	63	457	—

Milling
Tonnes processed (000)	80	—	80	—
Head grade milled (g/t)	6.3	—	6.3	—
Recovery (%)	87.0	—	87.0	—
Ounces produced	14 061	—	14 061	—
Ounces sold	14 061	—	14 061	—
Average price received (US$/oz)	1 514	—	1 514	—
Cash operating costs* (US$/oz)	277	—	277	—
Total cash costs* (US$/oz)	367	—	367	—

Profit from mining activity* (US$000)	16 118	—	16 118	—

Gold sales* (US$000)	21 284	—	21 284	—

Randgold has created a new company, Gounkoto, to hold the Gounkoto mining permit and mining assets. Randgold is currently in negotiations with the State of Mali in respect of the fiscal regime that will be applicable to Gounkoto. The current results of the group have been prepared on the basis that Gounkoto will be eligible for a five year corporate tax holiday with the State of Mali holding 20% of the share capital and Randgold holding the balance. Shareholders will be advised in due course when these negotiations are complete.
Randgold consolidates 100% of Gounkoto and shows the non-controlling interest separately.
*	Refer to explanation of non-GAAP measures provided, including the change in the basis of the measurement of costs per ounce.
#	Gold on hand represents gold in doré at the mines multiplied by the prevailing spot gold price at the end of the period.
MORILA

During the quarter, Morila produced 62 230 ounces of gold, a 12% increase over the previous quarter (Q1 2011: 55 716 ounces) and slightly ahead of the mine’s plan. Profit from mining of US$44.5 million increased from the previous quarter of US$34.0 million, mainly as a result of the increased ounces sold and the higher average gold price received of US$1 515/oz, up 9% on the previous quarter (Q1 2011: US$1 393/oz).
Total cash cost per ounce of US$799/oz was in line with the previous quarter, despite a higher fuel price resulting in increased power costs.
No LTIs were recorded during the second quarter, in line with the previous quarter, another excellent performance. The mine also conducted a number of safety audits during the quarter with good results. Similarly, rehabilitation activities on waste rock stockpiles continued with 28 hectares rehabilitated as planned.

	Quarter	Quarter	Quarter	6 months	6 months
	ended	ended	ended	ended	Ended
	30 Jun	31 Mar	30 Jun	30 Jun	30 Jun
MORILA RESULTS	2011	2011	2010	2011	2010

Mining
Tonnes mined (000)	—	16	—	16	—
Ore tonnes mined (000)	—	16	—	16	—

Milling
Tonnes processed (000)	1 141	1 144	1 110	2 285	2 090
Head grade milled (g/t)	1.9	1.7	1.8	1.8	2.0
Recovery (%)	90.5	89.4	90.6	90.0	90.8
Ounces produced	62 230	55 716	58 736	117 946	121 330
Ounces sold	62 230	55 716	60 298	117 946	121 330
Average price received (US$/oz)	1 515	1 393	1 201	1 457	1 157
Cash operating costs* (US$/oz)	708	699	579	704	548
Total cash costs* (US$/oz)	799	783	651	792	617

Profit from mining activity* (US$000)	44 525	34 000	33 155	78 525	65 443

Stockpile adjustment** (US$/oz)	293	283	262	288	230

Attributable (40% proportionately consolidated)
Gold sales (US$000)	37 703	31 050	28 973	68 753	56 139

Ounces produced	24 892	22 286	23 495	47 178	48 533

Ounces sold	24 892	22 286	24 119	47 178	48 533

Profit from mining activity* (US$000)	17 810	13 600	13 262	31 410	26 176

*	Refer to explanation of non-GAAP measures provided, including the change in the basis of the measurement of costs per ounce.

**	The stockpile adjustment per ounce reflects the charge expensed/(credit deferred) in respect of stockpile movements during the period divided by the number of ounces sold. The total cash cost per ounce includes non-cash stockpile adjustments.
Work has continued on the Tailings Storage Facility (TSF) reprocessing feasibility study, which is expected to be completed before the end of the year. At the same time, the mine has also been evaluating the option of a pit push back, which given the current gold price, indicates economic potential and which could complement the TSF project. A decision on the options is expected by year end.
TONGON
During the quarter a total of 5 034kt was mined, inclusive of 927kt of ore at a grade of 2.2g/t. Milled throughput tonnes were 901kt at a grade of 2.9g/t and a recovery of 94.1%, producing 80 180 ounces. Gold production for the second quarter was 46% above the first quarter, partly due to gold produced from a reduction of the Carbon in Leach (CIL) gold inventory as well as an increase in the average grade of the ore processed. Mining production of 5 034kt improved by 7% from the previous quarter to this quarter.
Mill throughput was significantly up at 901kt in the second quarter, 29% higher than the first quarter’s throughput of 701kt. The mill feed grade of 2.9g/t was 12% above the previous quarter of 2.6g/t. Gold recovery of 94.1% was achieved for the quarter, without the flotation circuit being in operation. This was attributable to the continued feeding of oxides and the optimisation of the reagent dosage throughout the process plant. The flotation circuit has been commissioned and is ready to receive sulphide ore material. The first phase of the secondary and tertiary crushing circuits have also been completed and will be fully commissioned in the third quarter to allow for the treatment of hard rock in line with the mine plan.
Normal gold sales and exports resumed during the quarter which enabled the mine to sell off all its gold on hand from the previous quarter, bringing the gold sold for the quarter to 111 608 ounces. Total cash cost increased to US$477/oz compared to US$411/oz in the first quarter, mainly due to an increase in fuel cost per litre delivered and recognising that the previous quarter’s costs were reduced by the expenses in respect of gold inventory locked up in the processing circuit. Work on the connection to the national electricity grid continued during the quarter and is expected to be completed during the third quarter.
Management continued to focus on the safety and health of the workforce as well as the environment. In line with the previous quarter, there were no Lost Time Injuries, an excellent achievement. The mine also continued to work towards the implementation of the OHSAS 18001 safety management system and the ISO 14001 environmental management accreditation.

	Quarter	Quarter	Quarter	6 months	6 months
	ended	ended	ended	ended	ended
	30 Jun	31 Mar	30 Jun	30 Jun	30 Jun
TONGON RESULTS	2011	2011	2010	2011	2010

Mining
Tonnes mined (000)	5 034	4 709	1 896	9 743	1 916
Ore tonnes mined (000)	927	946	200	1 873	200

Milling
Tonnes processed (000)	901	701	—	1 602	—
Head grade milled (g/t)	2.9	2.6	—	2.8	—
Recovery (%)	94.1	93.2	—	93.8	—
Ounces produced	80 180	54 968	—	135 148	—
Ounces sold	111 608	46 296	—	157 904	—
Average price received (US$/oz)	1 507	1 361	—	1 465	—
Cash operating costs* (US$/oz)	431	370	—	413	—
Total cash costs* (US$/oz)	477	411	—	457

Gold on hand at period end# (US$000)	1 027	45 539	—	1 027	—
Gold sales (US$000)	168 242	63 021		231 263	—

Profit from mining activity* (US$000)	115 040	43 994	—	159 034	—

Randgold owns 89% of Tongon with the State of Côte d’Ivoire and outside shareholders owning 10% and 1% respectively. The outside shareholders’ and State’s share is not a free carried interest. Randgold has funded all the investments in Tongon by way of shareholder loans and therefore controls 100% of the cash flows from Tongon until the shareholder loans are repaid. Randgold consolidates 100% of Tongon and shows the non-controlling interest separately.
*	Refer to explanation of non-GAAP measures provided, including the change in the basis of the measurement of costs per ounce.

#	Gold on hand represents gold in doré at the mines multiplied by the prevailing spot gold price at the end of the period.
PROJECTS AND EVALUATION
KIBALI PROJECT
The Kibali project continued in line with the development schedule, which focused on the establishment of extensive construction, maintenance and manufacturing facilities.
The Relocation Action Plan (RAP) achieved another significant milestone with the relocation of the first families to the newly established town of Kokiza. The RAP programme will include 14 villages, 14 schools, various churches, clinics and community administration facilities. The establishment of vegetable gardens and food production programmes was successfully undertaken according to the agreed schedule. Detailed designs were finalised for the Roman Catholic Church and the construction site for this complex will be established later this month.
In respect of the power projects, more detailed design studies were undertaken during the quarter to optimise the usage of hydropower in the energy plan for the Kibali mine.

Work also continued on optimising the mining plan. Underground geotechnical parameters were updated based on additional geotechnical drilling and testwork. This work now points towards the possibility of larger inter-levels and thus higher production from the 5 000 lode area. Geotechnical drilling for the shaft and plant foundations conditions was completed. Geotechnical drilling of the portal location has resulted in a change to the position to exploit better ground conditions near the shaft, resulting in a smaller boxcut and simplified portal design.
Internal reviews were conducted of the shaft design and the interim capital development and stoping design and schedule are nearing completion. The hydro geological water model has been completed and will be used for the design of the dewatering programmes, as well as allowing the finalisation of the water balance and water management plan for the Environmental and Social Impact Assessment (ESIA).
Adjudication of the open pit tender is underway and the underground tender is expected to be initiated on completion of the final underground capital and stoping design and schedule in the third quarter.
A tender process for the construction of the metallurgical facility of the Kibali project has been undertaken and adjudicated. DRA has been appointed as the partner for the design phase of the metallurgical facility. A dedicated Randgold project management structure directed at the execution of the construction phase was also established during the quarter. Work is well advanced on the housing for some 500 construction workers and an access road has been built to the site of the main plant, where terracing work has started.
EXPLORATION ACTIVITIES
The second quarter is traditionally the busiest period of the year for field work, with activity building on solid Q1 results prior to the onset of the wet season and the annual hiatus in field activities. This quarter was no exception, with all of our key strategic areas seeing significant progress and a total of 10 drill rigs active across the group.
MALI
Gounkoto
Work at Gounkoto during this quarter has continued to target the underground potential beneath the pit. This consisted of the completion of the final holes of the phase one deep exploration programme and the completion of the phase two infill drilling programme within the two higher grade lodes which were broadly defined during the 2010 feasibility study, namely the Southern Wrench Zone and the Northern Jog Zone. A total of 11 535 metres were drilled during the quarter. A preliminary sectional geological estimate of drillhole data using intersections within the Wrench Zone and Jog Zone, below the US$800 pit shell, returned 2.0 million ounces at 5.3g/t, with the Jog Zone returning the highest average grade at 6.2g/t including the following high grade intersections: GKDH288 — 6.8 metres at 10.84g/t from 495.9 metres, GKDH290 — 30.6 metres at 17.21g/t from 428.4 metres, GKDH323 — 1.7 metres at 30.54g/t from 341.5 metres and GKDH330 — 7 metres at 9.84g/t from 556 metres. These results reinforce the estimates calculated during the open pit feasibility and a preliminary scoping of an underground project. A new geological model is being prepared to recalculate the resources and update the scoping study before progressing the project to prefeasibility level.
In the Jog Zone complex, structural deformation, in the form of both ductile and brittle structures related to the NS Iron structure, has controlled the high grade mineralisation and potential remains at depth where faulted blocks of this structure may have been offset and downthrown. To the north of the block model, deep holes intersected broad zones of mineralisation; GKDH292 — 86.10 metres at 1.12g/t from 704 metres, and GKDH298 — 47.5 metres at 1.46g/t from 429 metres suggesting that mineralisation may be opening up and could represent important vectors into new higher grade lodes at depth.
While the detailed work on the Gounkoto orebody continues, the team is also moving forward with its regional interpretation, targeting and drill programmes starting at Faraba (where there are already inferred resources of 567 000 ounces at 2.6g/t), Toronto and Toronto South, where a reconnaissance hole drilled in Q1 returned a 150 metres alteration zone, within which 16 metres at 2.4g/t was intersected. This work is being carried out in conjunction with the Bambadji team in order to obtain a full understanding of the geological and structural architecture in the area. Mineralised zones and fluid pathways are also being mapped across the border and additional targets are being prioritised for follow-up work in the fourth quarter.
Loulo Satellites

Work at Loulo continues to focus on the provision of satellite ounces for the plant, particularly along the Yalea structure. At the same time the team is not neglecting the base of the resource triangle and generative work to the north of Gara and south of Yalea has defined targets for follow-up work starting in the fourth quarter.
Detailed work this quarter has been undertaken at Loulo 3, P125-L3 and Baboto, with further modelling being carried out at P129QT and PQ10S.
At Loulo 3, on the Yalea structure, all the results were received from testing the deeper potential of the deposit, down to vertical depths of 300 metres below surface. All holes intersected the structure with mineralisation associated with sulphides, strong veining and tourmaline altered sediments. L3DH42 — 6.9 metres at 4.65g/t from 339 metres, L3DH43 — 11.6 metres at 4.34g/t from 403 metres, and L3DH47 — 8.08 metres at 3.11g/t from 465 metres. The weighted average intersection from this programme has yielded 6.5 metres at 4g/t over a strike length of 1.9 kilometres down to a vertical depth of 300 metres.
Hole YSTDH003 in the Gap between L2 and L3 returned a positive result: 5.7 metres at 3.99g/t from 169 metres, and may indicate that the Loulo 3 system is more continuous at depth than it is at surface.
At Baboto, a first phase of RC drilling (29 holes for 2 708 metres) was completed to infill previous wide spaced drilling. The results defined a broad envelope of mineralisation grading 2g/t, within which locates a 900 metres strike of shallow (70vm), higher grade mineralisation which has the potential to return a resource grade of over 3g/t. At this stage, 52 RC holes for 4 027 metres are planned to cover the 900 metre strike at 25 metres by 25 metres spacing. By quarter end 13 holes for 1 113 metres had been completed. Good early results from this second phase are being achieved with the first six holes returning an average of 16 metres at 3.22g/t. The mineralisation is hosted in silicified quartzite and gold is associated with disseminated sulphide composed of approximately 80% pyrite and 20% arsenopyrite.
At P125-L3 Gap, a 600 metre strike of continuous mineralisation had been defined by previous drilling at 100 metres spacing with a potential to host over 40 000 ounces at 3.5g/t. This quarter the team has infilled this to 50 metres for resource estimate calculations. A total of 11 RC holes for 762 metres were completed, results to date return an average weighted grade of 2.93g/t.
At P129QT, we received the result of one pending RC hole drilled in Q1. The hole intersected 30 metres of strongly sheared quartzite in the hangingwall with 9 metres at 7.63 g/t; a strongly oxidised quartz tourmaline unit in the footwall: 5 metres at 6.31g/t and crosscut by a vertical porphyry which is also mineralised and contains 9 metres at 2.81g/t. A new phase of drilling is planned for Q3.
Underground exploration
At Yalea, a total of 47 holes for 5 450 metres were drilled to test three targets: the plunge of the northerly ore shoot below the Yalea north pit, the gaps within the model around the purple patch and the gaps within and below the succession block. The drilling in the succession block returned intersections in line with the block model. Examples include YUDH177 — 35.80 metres at 2.75g/t, YUDH173 — 68.25 metres at 3.09g/t and YUDH178 — 43.8 metres at 2.33g/t. The one hole drilled (YUDH187) in the northern plunge from the Yalea North pit returned 46.7 metres at 4.67g/t confirming the block model. In the purple patch a zone of very low grade has been identified and interpretations suggest fault loss due to chlorite rich broken core being intersected. While on the margins of the purple patch good grade was confirmed: YUDH194 — 21.6 metres at 4.68g/t and YUDH195 - 23.2 metres at 6.95g/t.
At Gara, a total of 15 holes for 2 071 metres were drilled to reduce the drill hole spacing. The holes confirmed the geological model and alteration that was expected in the Gara orebody. The area drilled is the high grade plunge on the main antiform fold. Results received include GUDH005 — 16.2 metres at 10.08g/t, GUDH007 — 12.3 metres at 4.91g/t and GUDH010 — 10.25 metres at 3.31g/t.
Mali South
Exploration work this quarter has focused on completing the regional soil survey across the Nimisilla joint venture groundholding and the Dinfola permit, which is located in the Bougouni area in Mali South. The area features the intersection of a NE belt parallel structure and a NW transfer fault. Geologically the area is underlain by biotite rich sediments which are often shallow dipping with numerous small stocks and bosses of granodiorite. Phase 1 sampling is complete and assay results are pending.
SENEGAL

A GIS prospectivity analysis was completed for the Mako Belt. The analysis was based on the current model for Massawa which includes lithological units of contrasting competencies along a major fluid pathway, the Main Transcurrent Shear Zone (MTZ). Several other such fluid pathways were identified using the later channels of the airborne EM data. An interpretation of the data was completed focusing on these pathways as well as the occurrence of porphyries along them. The exercise delineated several new untested targets, Samina, Kaya-Kaldou, Nouma and Missira, which rank very highly and will be followed up with further fieldwork including RAB drilling in the fourth quarter.
Field exploration has continued to focus on the review of satellite targets with a strategic objective of identifying 2Moz of non-refractory ore within a radius of 10 — 15 kilometres of Massawa continued during this quarter. Preliminary geological estimates have been completed for Sofia, Bambaraya, Tina, Kawsara and Delya using RC and diamond drillhole data. The results estimate a combined total of plus 3 million ounces at 0.87g/t.
At Massawa, a 3D analysis of gold bearing stibnite veins was completed and indicates that in this transpressional strain environment porphyries form competent buttresses that cause the remobilised gold and stibnite to arrange within pressure shadows.
CÔTE D’IVOIRE
The second quarter saw progress on the Diaouala and Nielle permits. Mapping and soil sampling continued to increase our understanding of the regional prospectivity of the Diaouala permit. On Nielle, we have progressed the near-mine targets through follow up work on Tongon West, Seydou and Jubula. We have also continued our greenfields programmes beyond the 15 kilometre radius, with soil and mapping programmes continuing in the Nafoun — Koulivogo region in the south of the permit, and Katosol in the north. Diamond drilling has started in the southern zone pit in order to test the depth potential of the orebody and to map the granodiorite contact.
Tongon
Two diamond holes have been completed testing below the base of the US$800 Southern Zone pit shell. The first hole, TND355, returned 4.65 metres at 1.80g/t from 370.65 metres and a second zone of 3 metres at 0.55g/t from 409.8 metres. Weak values are related to moderate shearing and silicification, moderate carbonate alteration and weak sulphide (arsenopyrite) mineralisation. Additionally a granodiorite intrusion cut off the continuation of high grade mineralisation. The second hole (TND356) intersected a 32 metre wide zone of alteration (silicification-sericite-biotite) with locally strong arsenopyrite. Gold assay results are pending.
At Tongon West, a preliminary geological estimate from all drill and trench data returns 104 000 ounces at 1.1g/t. RC and reconnaissance diamond drill programmes are planned to further delineate mineralisation at Jubula, Seydou and Sekala to progress to resource definition.
DEMOCRATIC REPUBLIC OF CONGO
Kibali
Since the acquisition of the Kibali project 18 months ago, exploration has been focused on drill programmes related to the completion of the feasibility study. That work continued in the second quarter with underground infrastructure drilling including shafts holes and geotechnical studies.
A well balanced resource triangle has been developed on the back of a robust geological model with targets being progressed at all levels and while it may appear top heavy there are five satellite deposits which constitute high priority targets, particularly Pakaka, Pamao, Kombokolo and Mengu Hill, with combined resources of 3Moz. However, they have only been drilled to shallow depths of ~200 metres and like KCD they have real depth/down plunge potential as predicted by the geological model. We have been able to demonstrate the significance of the down plunge potential by confirming that the mineralisation at Sessengue and KCD are part of the same deposit with the Sessengue mineralisation being the up plunge, surface expression of the 9 000 lode, which is over 2 kilometres of continuous mineralisation.
Additionally, the first deep hole DDD532 (1 346 metres) has confirmed mineralisation a further 450 metres down plunge from the existing block model. Mineralisation intersected coincided within the 3 000 lode and returned — 31.8 metres at 3.21g/t from 636.2 metres including 15.8 metres at 5.32g/t from 636.2 metres and the upper 5 000 lode — 4 metres at 8.95g/t from 744 metres were intersected. Lower 5 000 and 9 000 lodes were not intersected as the hole deviated at depth and drilled subparallel to the mineralisation. An additional hole will be drilled to intersect these two lodes. The second hole (DDD536) testing Gorumbwa had reached a depth of 401 metres out of a planned 900 metres by the end of the quarter and to date is confirming the geological model.

Drilling in the area formerly occupied by the Durba lake has confirmed continuity of mineralisation over a 250 metre gap in the KCD resource model for the 3 000 lode. Drill results include: DDD537 — 15 metres at 2.79g/t from 218 metres including 6.2 metres at 5.21g/t, DDD539 — 10 metres at 6.7g/t from 310 metres, DDD540 — 10.65 metres at 4.37g/t including 5.7 metres at 7.83g/t and DDD541 — 26.15 metres at 3.56g/t from 149.85 metres including 14.95 metres at 4.9g/t. Infill drilling is now required for resource definition.
We believe that targets at all levels in the triangle have the potential of becoming multimillion ounce deposits. However, their current ranking reflects the amount of work done rather than actual prospectivity. For example, Agbarabo was formerly the highest grade underground mine on the property, with grades at +30g/t, but has yet to receive any follow-up drilling. Kalimva and Ikamva were Belgium open pits, Sokimo drill data returned narrow high grade intersections from the main zone: K300 — 3 metres at 22.0g/t from 38.63 metres, K301 — 4.39 metres at 12.5g/t from 45.99 metres, S12 — 1.5 metres at 8.6g/t and S15 — 15.0 metres at 3.40g/t. At Ndala, previous drilling returned some of the highest grade intersections seen outside of KCD: 16 metres at 18.2g/t, 12 metres at 11g/t, 4 metres at 66.6g/t and 20 metres at 32.7g/t, but has only been drilled to 50 metres depth over a strike length of 160 metres. Zambula to the south is one of the strongest gold in soil anomalies in the area and is associated with Banded Iron Formation (BIF) but has yet to receive any follow-up work. Exploration programmes have been designed and are scheduled to start as drill rigs are freed up from the feasibility work.
Future work programmes
The key outputs to be completed during the third quarter, which corresponds to the annual wet season in West Africa are:
•	Finalise the revised generative study for the Mako volcanic belt and MTZ corridor in Senegal with the aim of having five new targets for drill testing in the fourth quarter.

•	Complete a new Gounkoto geological model for the updated underground economic evaluation and motivate drill holes to test upside as well as progress the project to prefeasibility study.

•	Complete full review of Loulo District, including Bambadji, updating models, and reprioritising targets for field programmes in the fourth quarter. Drill programmes at Baboto and P125-Loulo3 gap will be completed and resource estimates calculated. Drill motivations will be completed to convert Loulo 3 resource potential.

•	Complete Phase 1 deep drilling below the US$800 pitshell at Tongon Southern Zone and calculate the potential estimates from satellite targets within a 10 kilometre radius of the Tongon plant.

•	Embark on drill programmes to confirm the upside potential at Kibali.
CONSOLIDATED STATEMENT OF COMPREHENSIVE INCOME

	Quarter	Quarter	Quarter	6 months	6 months
	ended	ended	ended	ended	ended
	30 Jun	31 Mar	30 Jun	30 Jun	30 Jun
US$000	2011	2011	2010	2011	2010

REVENUES
Gold sales on spot	321 161	185 629	111 150	506 790	233 657
Loss on hedging contracts	—	—	(8 578)	—	(8 578)
Total revenues	321 161	185 629	102 572	506 790	225 079

Other income	—	2 182	6 774	2 182	6 774

Total income	321 161	187 811	109 346	508 972	231 853

COST AND EXPENSES
Mine production costs	92 282	76 098	56 164	168 380	115 248

Movement in production inventory and ore stockpiles	12 584	2 279	(5 200)	14 863	(6 851)

Depreciation and amortisation	23 032	21 369	8 268	44 401	16 261

Other mining and processing costs	18 962	13 419	4 239	32 381	8 400
Mining and processing costs	146 860	113 165	63 471	260 025	133 058

Transport and refining costs	273	488	369	761	769

Royalties	14 028	9 144	5 791	23 172	13 015

Exploration and corporate expenditure	12 226	10 286	10 137	22 512	22 991

Other expenses	5 035	—	3 264	5 035	6 596

	Quarter	Quarter	Quarter	6 months	6 months
	ended	ended	ended	ended	ended
	30 Jun	31 Mar	30 Jun	30 Jun	30 Jun
US$000	2011	2011	2010	2011	2010

Total costs	178 422	133 083	83 032	311 505	176 429

Finance income	(65)	1 323	1 593	1 258	1 901

Finance costs	(192)	(1 526)	(665)	(1 718)	(2 409)

Provision for financial assets	—	—	12 980	—	12 980
Finance income/(costs) — net	(257)	(203)	13 908	(460)	12 472

Profit before income tax	142 482	54 525	40 222	197 007	67 896

Income tax expense	(14 062)	(8 583)	(3 853)	(22 645)	(7 633)

Profit for the period	128 420	45 942	36 369	174 362	60 263

Other comprehensive income

Cash flow hedges	—	—	8 012	—	7 499

(Loss)/gain on available-for-sale financial assets	(2 434)	(2 606)	(9 878)	(5 040)	1 504

Other comprehensive income	(2 434)	(2 606)	(1 866)	(5 040)	9 003

Total comprehensive income	125 986	43 336	34 503	169 322	69 266

Profit attributable to:

Owners of the parent	113 308	41 494	34 376	154 802	53 125

Non-controlling interests	15 112	4 448	1 993	19 560	7 138

	128 420	45 942	36 369	174 362	60 263

Total comprehensive income attributable to:

Owners of the parent	110 874	38 888	32 510	149 762	62 128

Non-controlling interests	15 112	4 448	1 993	19 560	7 138

	125 986	43 336	34 503	169 322	69 266

Basic earnings per share (US$)	1.24	0.46	0.38	1.70	0.59

Diluted earnings per share (US$)	1.22	0.45	0.38	1.67	0.59

Average shares in issue (000)	91 130	91 093	90 611	91 111	90 611

These results are presented as the second quarter report and announcement of the results for this quarter and six months ended 30 June 2011. They have been prepared in accordance with International Financial Reporting Standards (IFRS) as adopted by the European Union on a basis that is consistent with the accounting policies applied by the group in its audited consolidated financial statements for the year ended 31 December 2010 and which will form the basis of the 2011 annual report. This announcement has been prepared in compliance with IAS 34 — Interim Financial Reporting.
CONSOLIDATED STATEMENT OF FINANCIAL POSITION

	At	At	At	At
	30 Jun	31 Mar	31 Dec	30 Jun
US$000	2011	2011	2010	2010

Assets
Non-current assets
Property, plant and equipment	1 093 974	980 505	901 959	694 522

Cost	1 293 863	1 157 362	1 057 447	838 144
Accumulated depreciation and amortisations	(199 889)	(176 857)	(155 488)	(143 622)

Deferred tax	379	379	379	135
Long term ore stockpiles	5 844	7 599	9 123	27 947
Receivables	2 616	1 619	1 341	5 058
Mineral properties	406 000	406 000	406 000	416 860

Total non-current assets	1 508 813	1 396 102	1 318 802	1 144 522

Current assets
Inventories and ore stockpiles	206 866	201 490	195 523	118 971
Receivables	109 245	103 152	97 738	126 351
Cash and cash equivalents	405 632	352 264	366 415	487 164
Available-for-sale financial assets	11 717	13 199	15 862	20 456

	At	At	At	At
	30 Jun	31 Mar	31 Dec	30 Jun
US$000	2011	2011	2010	2010

Total current assets	733 460	670 105	675 538	752 942

Total assets	2 242 273	2 066 207	1 994 340	1 897 464

Equity attributable to owners of the parent	1 937 056	1 836 264	1 792 041	1 718 053
Non-controlling interests	73 465	58 353	53 905	43 913

Total equity	2 010 521	1 894 617	1 845 946	1 761 966

Non-current liabilities
Loans from minority shareholders	2 999	2 890	2 718	2 506
Deferred tax	12 887	12 824	12 611	4 762
Provision for rehabilitation	29 717	29 635	29 564	17 074

Total non-current liabilities	45 603	45 349	44 893	24 342

Current liabilities
Financial liabilities — forward gold sales	—	—	—	17 813
Trade and other payables	169 272	112 169	95 255	86 151
Current tax payable	16 877	14 072	8 012	6 395
Borrowings	—	—	234	797

Total current liabilities	186 149	126 241	103 501	111 156

Total equity and liabilities	2 242 273	2 066 207	1 994 340	1 897 464

Property, plant and equipment at cost increased by US$236.4 million for the six months ended 30 June 2011. This can be attributed to continued capital expenditure across the group’s projects and operations. Capital expenditure of US$64.0 million was spent at the Tongon mine on the secondary and tertiary crushers and conveyors, as well as on power supply and general completion of the camp and project. Capital expenditure of US$58.0 million at Loulo related primarily to the decline developments at the Gara and Yalea underground mines, whilst US$56.0 million was incurred on capital expenditure at Gounkoto in respect of roads, site infrastructure and crushing facilities. Capital expenditure at Kibali amounted to US$40.0 million (attributable) and related primarily to RAP construction, external roads and infrastructure, as well as camp construction.
The decrease in long term ore stockpiles from US$9.1 million to US$5.8 million is due to the depletion of ore at Morila as the mine progresses towards the end of its life, currently expected to be 2013.
The US$11.3 million increase in inventories and ore stockpiles is a result of Gounkoto commencing production during Q2, as well as an increase in supplies and insurance spares at Tongon due to increased production.
The increase in cash of US$39.2 million reflects the significant cash generated by operations during the period, recognising the commencement of the Tongon operation as well as the increase in the average gold price received, and partially offset by the capital expenditure on the group’s growth projects as detailed above.
The increase in current receivables of US$11.5 million is mainly due to an increase in sales and the gold debtor at Tongon due to the timing of gold shipments at quarter end.
The increase in accounts payable and accrued liabilities of US$74.0 million for the six months ended 30 June 2011 mainly reflects the effect of additional contractors and accruals at Tongon and Gounkoto, as well as the timing of payments to creditors.
Provisional tax payments in Mali are made in March, July and November for corporation tax and the current tax payable balance at 30 June 2011 is thus higher than the balance at 31 December 2010, and also reflects the higher tax charges following the increase in profitability at the Mali operations.
CONSOLIDATED CASH FLOW STATEMENT

	6 months	6 months
	ended	ended
	30 Jun	30 Jun
US$000	2011	2010

Profit after tax	174 362	60 263
Income tax expense	22 645	7 633

Profit before income tax	197 007	67 896
Adjustment for non-cash items	54 141	380
Effects of change in operating working capital items	43 885	(3 307)

	6 months	6 months
	ended	ended
	30 Jun	30 Jun
US$000	2011	2010

Receivables	(13 677)	(4 175)
Inventories and ore stockpiles	(8 064)	(3 627)
Trade and other payable	65 626	4 495

Income tax paid	(5 081)	(5 270)

Net cash generated from operating activities	289 952	59 699

Additions to property, plant and equipment	(235 016)	(214 645)
Sale of shares in Volta Resources	—	8 055
Acquisition of shares in Volta Resources	—	(1 186)
Proceeds from return of ARS Funds	—	42 000

Net cash used by investing activities	(235 016)	(165 776)

Proceeds from issue of ordinary shares	2 502	20 173
Decrease in long term loans	—	(1 267)
Dividends paid to company’s shareholders	(18 221)	(15 346)

Net cash (used by)/generated from financing activities	(15 719)	3 560

Net increase/(decrease) in cash and cash equivalents	39 217	(102 517)
Cash and cash equivalents at beginning of period	366 415	589 681

Cash and cash equivalents at end of period	405 632	487 164

NON-GAAP MEASURES
Randgold Resources has identified certain measures that it believes will assist understanding of the performance of the business. As the measures are not defined under IFRS they may not be directly comparable with other companies’ adjusted measures. The non-GAAP measures are not intended to be a substitute for, or superior to, any IFRS measures of performance but management has included them as these are considered to be important comparables and key measures used within the business for assessing performance.
These measures are explained further below:
Total cash costs and cash cost per ounce are non-GAAP measures. Total cash costs and total cash costs per ounce are calculated using guidance issued by the Gold Institute. The Gold Institute was a non-profit industry association comprising leading gold producers, refiners, bullion suppliers and manufacturers. This institute has now been incorporated into the National Mining Association. The guidance was first issued in 1996 and revised in November 1999. Total cash costs, as defined in the Gold Institute’s guidance, include mine production, transport and refinery costs, general and administrative costs, movement in production inventories and ore stockpiles, transfers to and from deferred stripping where relevant and royalties. Under the company’s accounting policies, there are no transfers to and from deferred stripping.
Total cash costs per ounce are calculated by dividing total cash costs, as determined using the Gold Institute guidance, by gold ounces sold for the periods presented. Total cash costs and total cash costs per ounce are calculated on a consistent basis for the periods presented. Total cash costs and total cash costs per ounce should not be considered by investors as an alternative to operating profit or net profit attributable to shareholders, as an alternative to other IFRS measures or an indicator of our performance. The data does not have a meaning prescribed by IFRS and therefore amounts presented may not be comparable to data presented by gold producers who do not follow the guidance provided by the Gold Institute. In particular depreciation, amortisation and share-based payments would be included in a measure of total costs of producing gold under IFRS, but are not included in total cash costs under the guidance provided by the Gold Institute. Furthermore, while the Gold Institute has provided a definition for the calculation of total cash costs and total cash costs per ounce, the calculation of these numbers may vary from company to company and may not be comparable to other similarly titled measures of other companies. However, Randgold believes that total cash costs per ounce are useful indicators to investors and management of a mining company’s performance as it provides an indication of a company’s profitability and efficiency, the trends in cash costs as the company’s operations mature, and a benchmark of performance to allow for comparison against other companies.
Cash operating costs and cash operating cost per ounce are calculated by deducting royalties from total cash costs. Cash operating costs per ounce are calculated by dividing cash operating costs by gold ounces sold for the periods presented.

Randgold calculated total cash costs per ounce by dividing total cash costs, as defined above, by ounces produced, as permitted under the guidance, until the fourth quarter of 2010. Randgold calculated cash operating costs per ounce by dividing cash operating costs, as defined above, by ounces produced, until the fourth quarter of 2010.
Gold sales is a non-GAAP measure. It represents the sales of gold at spot and the gains/losses on hedge contracts which have been delivered into at the designated maturity date. It excludes gains/losses on hedge contracts which have been rolled forward to match future sales. This adjustment is considered appropriate because no cash is received/paid in respect of these contracts.
Profit from mining activity is calculated by subtracting total cash costs from gold sales for all periods presented.
Gold on hand represents gold in doré at the mines multiplied by the prevailing spot gold price at the end of the period.
The following table reconciles total cash costs and profit from mining activity as non-GAAP measures, to the information provided in the statement of comprehensive income, determined in accordance with IFRS, for each of the periods set out below:

NON-GAAP	Quarter	Quarter	Quarter	6 months	6 months
	ended	ended	ended	ended	ended
	30 Jun	31 Mar	30 Jun	30 Jun	30 Jun
US$000	2011	2011	2010	2011	2010

Gold sales on spot	321 161	185 629	111 150	506 790	233 657
Loss on hedging contracts	—	—	(8 578)	—	(8 578)
Elimination of intercompany sales	494	881	839	1 375	1 435

Gold sales	321 655	186 510	103 411	508 165	226 514

Mine production costs	92 282	76 098	56 164	168 380	115 248
Movement in production inventory and ore stockpiles	12 584	2 279	(5 200)	14 863	(6 851)
Transport and refinery costs	273	488	369	761	769
Royalties	14 028	9 144	5 791	23 172	13 015
Other mining and processing costs	18 962	13 419	4 239	32 381	8 400
Elimination of intercompany sales	(679)	(38)	1 103	(717)	1 414

Total cash costs	137 450	101 390	62 466	238 840	131 995

Profit from mining activity	184 205	85 120	40 945	269 325	94 519

Ounces produced	184 711	139 403	93 880	324 114	206 543

Total cash cost per ounce per ounces produced*	744	727	665	737	639

Cash operating cost per ounce per ounces produced*	668	662	604	665	576

Ounces sold	213 206	136 267	93 191	349 473	204 034

Total cash cost per ounce per ounces sold*	645	744	670	683	647

Cash operating cost per ounce per ounces sold*	579	677	608	617	583

Gold on hand at period end*	6 710	47 824	5 992	6 710	5 992

*	Refer to explanation of Non-GAAP measures provided, including the changes in the basis of the measurement of costs per ounce.

CONSOLIDATED STATEMENT OF CHANGES IN EQUITY

						Total equity	Non-
	Number of	Share	Share	Other	Retained	attributable	controlling	Total
	ordinary	capital	premium	reserves*	earnings	to owners	interests	equity
	Shares	US$000	US$000	US$000	US$000	of parent	US$000	US$000

Balance — 31 Dec 2009	90 100 795	4 506	1 317 771	18 793	305 415	1 646 485	36 775	1 683 260

Movement on cash flow hedges —
Transfer to statement of comprehensive income	—	—	—	8 578	—	8 578	—	8 578
Fair value movement on financial instruments	—	—	—	(1 079)	—	(1 079)	—	(1 079)

Movement on available-for-sale financial assets -
Transfer to statement of comprehensive income	—	—	—	6 276	—	6 276	—	6 276
Fair value movement on available-for-sale financial assets	—	—	—	(4 772)	—	(4 772)	—	(4 772)

Total comprehensive income	—	—	—	9 003	—	9 003	—	9 003

Share-based payments	—	—	—	4 613	—	4 613	—	4 613

Share options exercised	502 253	25	20 148	—	—	20 173	—	20 173

Exercise of options previously expensed under IFRS 2	—	—	11 370	(11 370)	—	—	—	—

Shares vested#	7 972	—	433	(433)	—	—	—	—

Dividend relating to 2009	—	—	—	—	(15 346)	(15 346)	—	(15 346)

Balance — 31 Jun 2010	90 611 020	4 531	1 349 722	20 606	343 194	1 718 053	43 913	1 761 966

Balance — 31 Dec 2010	91 082 170	4 555	1 362 320	31 596	393 570	1 792 041	53 905	1 845 946

Fair value movement on available-for-sale financial assets	—	—	—	(5 040)	—	(5 040)	—	(5 040)

Other comprehensive income/(expense)	—	—	—	(5 040)	—	(5 040)	—	(5 040)

Net profit for the period	—	—	—	—	154 802	154 802	19 560	174 362

Total comprehensive income for the period	—	—	—	(5 040)	154 802	149 762	19 560	169 322

Share-based payments	—	—	—	10 988	—	10 988	—	10 988

Share options exercised	67 900	4	2 498	—	—	2 502	—	2 502

Exercise of options previously expensed under IFRS 2	—	—	703	(703)	—	—	—	—

Shares vested#	6 400	—	448	(448)	—	—	—	—

Dividend relating to 2010	—	—	—	—	(18 221)	(18 221)	—	(18 221)

Lapsed options originally issued on acquisition of Moto	—	—	—	(16)	—	(16)	—	(16)

Balance — 30 Jun 2011	91 156 470	4 559	1 365 969	36 377	530 151	1 937 056	73 465	2 010 521

#	Restricted shares were issued to executive directors, non-executive directors and senior management as remuneration. The transfer between ‘other reserves’ and ‘share premium’ in respect of the shares vested represents the cost calculated in accordance with IFRS 2.

*	Other reserves include the cumulative charge recognised under IFRS 2 in respect of share option schemes (net of amounts transferred to share capital and share premium) and the mark-to-market valuation of derivative financial instruments designated as cash flow hedges, as well as the foreign currency translation reserve and the movements in current available-for-sale financial assets.
GENERAL
The company has performed well in respect of both its operating assets and its development projects. Consequently, the Key Performance Indicators set at the beginning of the year remain intact and the company is anticipating significantly higher production in the second half of the year. Similarly, the company’s exploration activities continue to make meaningful progress, both in respect of existing projects and across its greenfields portfolio, in support of its organic growth objectives.
The directors confirm to the best of their knowledge that:
a)	these half year results have been prepared in accordance with IAS 34 as adopted by the European Union;

b)	the interim management report includes a fair review of the information required by the FSA’s Disclosure and Transparency Rules (4.2.7R and 4.2.8R).

By order of the board.
D M Bristow	G P Shuttleworth
Chief Executive	Financial Director

4 August 2011

RANDGOLD RESOURCES NEWS UPDATES
TONGON FORGES AHEAD WITH ANOTHER STRONG PERFORMANCE
The Tongon team delivered another strong performance in Q2 with gold production of more than 80 000 ounces against the previous quarter’s 55 000 ounces. With conditions in Côte d’Ivoire returning to normal, the mine was also able to sell all its gold on hand from Q1, boosting total sales to 111 608 ounces.
“As a project, Tongon has come together really well in spite of the serious challenges it has had to contend with. It’s comfortably on track to deliver on our guidance of 270 000 ounces for the year,” said chief executive Mark Bristow.
The hard rock crushing circuit is currently being commissioned, as is the link-up to the Ivorian power grid. The cheaper grid power is expected to be available before the mine starts milling the harder ore.
“The successful development of Tongon — the largest mining investment in Côte d’Ivoire’s history - has again demonstrated Randgold’s ability to operate in tough circumstances thanks to its partnership philosophy. It has also been a vindication of our confidence in Côte d’Ivoire, sustained through the years that split the country in two and plunged it into crisis, and the unrest which followed the recent elections,” Bristow said.
He said Randgold had been impressed by the speed with which the new government had got down to business, as evidenced among other things by the Yamoussoukro conference in June. Organised by the Ivorian Department of Mines and Energy and well attended by mining companies, service providers and bankers, the conference focused on the country’s mineral and energy outlook for the next 20 years.
In a keynote address, delivered on behalf of Mark Bristow by group financial operating officer Roger Williams, Randgold stressed the importance of mining companies and governments in Africa working together to achieve long term growth rather than short term gains.
GOUNKOTO POURS FIRST GOLD, ADDS FLEXIBILITY TO LOULO COMPLEX
Randgold’s latest mine, Gounkoto, delivered its first ore to the Loulo plant in June, having progressed from discovery to production in just 30 months. Gounkoto contributed more than 14 000 ounces to the complex’s output for the second quarter.
Diversion dams and flood berm protection for the open pit were completed before the start of the rainy season. Permanent crushing facilities are under construction with a mobile crusher being used in the meantime and a dedicated fleet of trucks to haul the ore to Loulo will soon be operational, obviating the need for transport contractors.
Gounkoto is currently being mined under Loulo’s exploitation licence but negotiations for a separate permit for a new company with its own fiscal parameters are underway with the state.
With the open pit in production, the next step is deep drilling to complete the feasibility study on Gounkoto’s underground resource. Regional exploration is also continuing.
“Along with Yalea, Gara and Loulo 3, Gounkoto is part of a big and highly prospective region which stretches from Baboto in the north to Faraba down in the south. Our exploration programmes are designed not only to extend our existing asset base but to discover more Gounkotos,” says group exploration manager Paul Harbidge.
Samba Touré, Randgold’s general manager operations for West Africa, says: “The discoveries that have been made so timeously by our geologists have greatly enhanced the Loulo complex’s operational flexibility, enabling us to focus on the underground developments at Yalea and Gara as well as to manage the quality of the gold content of our ore.”

At Yalea, the ‘purple patch’ has been accessed and there is a strong focus on ore development from this zone to build up production of the higher grade required for Loulo’s planned output increase.
At the same time, the underground team has continued to work on the geotechnical issues and revised layout of Yalea, with the problems relating to the opening up of the succession block taking longer than expected to resolve. The building up of stopes will consequently be slower than planned. Overall development has, however, continued to show a steady improvement.
The Gara underground development remains on track and the first ore was intersected during the past quarter.
“Loulo is still facing a challenging time over the next few quarters but the flexibility provided by Gounkoto means that we will be able to maintain an improving trend,” says Touré.
AS KIBALI STARTS TAKING SHAPE, HUNT CONTINUES FOR ADDITIONAL RESERVES AND FURTHER DISCOVERIES
The giant Kibali project in the Democratic Republic of Congo — potentially the biggest gold mine in Africa outside South Africa — continues to make rapid progress with mining, processing and power plans scheduled for finalisation next month and preconstruction already underway. The project is well on track for mining to start towards the end of 2013 with first production in 2014.
The relocation programme, in many ways the project’s largest challenge, has been initiated successfully (see story below) and the tendering process for the underground and open pit mining contracts are currently underway. The plant construction is expected to be put out to tender during the third quarter when the design has been finalised. The headgear for the vertical shaft has been secured and other long lead items, including the mills and turbines, are in the process of being ordered.
Kibali has now advanced to the stage where technical and capital projects executive John Steele and his team have moved on to the site. Work is well advanced on the housing for some 500 construction workers and an access road has been built to the site of the main plant, where terracing work has started.
In the meantime, the exploration team continues its hunt for additional reserves and further discoveries in this highly prospective region.
“Randgold’s growth strategy is based on recognising and owning quality mineral rights in the most prospective gold belts in Africa. The acquisition of Moto did not only get us Kibali, it also gave us access to the enormous potential of this largely underexplored terrain,” says group exploration manager Paul Harbidge.
Chief executive Mark Bristow notes that it is only 18 months since Randgold acquired Moto, subsequently bringing in AngloGold Ashanti as a partner, and during this time it has consolidated the Kibali project and progressed it through feasibility into design and development.
“As with all our projects, the geological team led the way, proving up a much bigger asset base and more than doubling the reserves. It’s now developing further targets as well as completing the infill and step out drilling on the main KCD deposit,” he says.
The infill drilling has confirmed KCD’s down plunge as well as highlighting the potential for reserve growth. “It appears that mineralisation at KCD and Sessengue is part of a much bigger system,” says Harbidge.
Within a 10 kilometre radius of the plant site, five satellite deposits with defined resources totalling 3 million ounces have already been identified. Follow-up exploration is also scheduled for the past producing mines of Agbarabo and Gorumbwa, as well as for the multiple gold in soil anomalies further afield.
“As drill rigs are freed up from mine infrastructure, we’ll start tapping into this enormous potential, confident of making further discoveries in what is clearly a world-class gold terrain,” says Harbidge.
RELOCATION STARTS, PAVING WAY FOR KIBALI’S CONSTRUCTION PHASE

The Kibali relocation programme has started with the move of the first people from within the giant gold project’s development zone to the specially designed and built model town of Kokiza, which has been established to provide a new home for the residents of the 14 affected villages.
Kokiza will ultimately consist of more than 3 500 houses accommodating about 15 000 people, a Catholic Church complex and other places of worship, schools, seven medical centres, five public market places and a government office. In addition, a transport infrastructure is being created to serve the town, with more than 50 kilometres of primary roads and 20 kilometres of secondary roads already constructed.
Randgold Resources chief executive Mark Bristow said the successful initiation of the relocation programme marked the latest major milestone in the development of Kibali, as it cleared the way for construction to start on site. Randgold is managing the development and will be operating the project, in which it has a 45% stake, with AngloGold Ashanti holding 45% and the DRC’s Sokimo owning the 10% balance.
“The first of these milestones was to connect this region to the outside world. The second was to increase the ore reserves and optimise the development plan for the mine. The third was to find a way of generating electrical power economically. The fourth was to engage in consultation with all the affected parties so that we could clear the site to build the mine, guided by the principle that all the people to be relocated should be better off than they were before. Thanks to the enthusiastic participation and support of all concerned, this is now being achieved,” he said.
Bristow said the relocation programme, like all other aspects of the Kibali development, reflected the company’s partnership philosophy, based on the belief that all stakeholders, including the local community, should benefit from its activities.
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CAUTIONARY NOTE REGARDING FORWARD-LOOKING STATEMENTS: Except for the historical information contained herein, the matters discussed in this news release are forward-looking statements within the meaning of Section 27A of the US Securities Act of 1933 and Section 21E of the US Securities Exchange Act of 1934, and applicable Canadian securities legislation. Forward-looking statements include, but are not limited to, statements with respect to the future price of gold, the estimation of mineral reserves and resources, the realisation of mineral reserve estimates, the timing and amount of estimated future production, costs of production, reserve determination and reserve conversion rates. Generally, these forward-looking statements can be identified by the use of forward-looking terminology such as ‘will’, ‘plans’, ‘expects’ or ‘does not expect’, ‘is expected’, ‘budget’, ‘scheduled’, ‘estimates’, ‘forecasts’, ‘intends’, ‘anticipates’ or ‘does not anticipate’, or ‘believes’, or variations of such words and phrases or state that certain actions, events or results ‘may’, ‘could’, ‘would’, ‘might’ or ‘will be taken’, ‘occur’ or ‘be achieved’. Assumptions upon which such forward-looking statements are based are in turn based on factors and events that are not within the control of Randgold and there is no assurance they will prove to be correct. Forward-looking statements are subject to known and unknown risks, uncertainties and other factors that may cause the actual results, level of activity, performance or achievements of Randgold to be materially different from those expressed or implied by such forward-looking statements, including but not limited to: risks related to the integration of Randgold and Moto, risks related to mining operations, including political risks and instability and risks related to international operations, actual results of current exploration activities, conclusions of economic evaluations, changes in project parameters as plans continue to be refined, as well as those factors discussed in the section entitled ‘Risk Factors’ in Randgold’s annual report on Form 20-F for the year ended 31 December 2010 which was filed with the US Securities and Exchange Commission (the ‘SEC’) on 31 March 2011. Although Randgold has attempted to identify important factors that could cause actual results to differ materially from those contained in forward-looking statements, there may be other factors that cause results not to be as anticipated, estimated or intended. There can be no assurance that such statements will prove to be accurate, as actual results and future events could differ materially from those anticipated in such statements. Accordingly, readers should not place undue reliance on forward-looking statements. Randgold does not undertake to update any forward-looking statements herein, except in accordance with applicable securities laws.
CAUTIONARY NOTE TO US INVESTORS: the SEC permits companies, in their filings with the SEC, to disclose only proven and probable ore reserves. We use certain terms in this release, such as ‘resources’, that the SEC does not recognise and strictly prohibits us from including in our filings with the SEC. Investors are cautioned not to assume that all or any parts of our resources will ever be converted into reserves which qualify as ‘proven and probable reserves’ for the purposes of the SEC’s Industry Guide number 7.